BURNSTONE VENTURES INC.

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Burnstone Ventures Inc. News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately


10015037

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

Suite 800 – 1199 West Hastings Street
Vancouver, B.C. Canada V6E 3T5
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
BURNSTONE VENTURES INC.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

December 22, 2009 **CNSX Symbol: BVE**

BURNSTONE CLOSES FIRST TRANCHE OF FINANCING

Vancouver, BC, Canada –Burnstone Ventures Inc. ("**Burnstone**") is pleased to announce that it has closed the first tranche of a non-brokered private placement of 5,751,664 units of Burnstone, as previously announced by news releases dated September 29, October 14 and November 20, 2009, for gross proceeds to Burnstone of $345,100. Each unit is comprised of one common share and one transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share in Burnstone at $0.10 per share until December 15, 2011.

The issued securities are subject to a hold period until April 16, 2010. No finder's fees were paid.

The participation by insiders in the private placement is considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Burnstone's market capitalization.

Proceeds from the private placement will be used by Burnstone for general working capital and operating expenses.

For further information, please contact:

Gordon Keevil – President

(604) 687-2038 or visit our website at www.pure-diamonds.ca or www.burnstoneventures.com.